SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2013
REGISTRATIONS BRANCH
16

SEC Mail Processing Section
FEB 19 2013
Washington DC
401

13011645

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court Suite 200
(No. and Street)

Chantilly (City) VA (State) 20151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Seibel (703) 227-9683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Seibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Fairfax
Subscribed and sworn to (or affirmed) before me on this 15th day of February 2013 by ______ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[Signature]
Notary Public

Commonwealth of Virginia
Donna Brooking - Notary Public
Commission No. 283065
My Commission Expires 8/31/2015

[Signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 19 2013

Washington DC
401

BIA Capital Strategies LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
BIA Capital Strategies LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of BIA Capital Strategies LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies LLC as of December 31, 2012, and the results of its income and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2013

BIA Capital Strategies LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	3,190
Short term investments, at market value		45,068
Prepaid expense		2,975
Total assets	$	51,233

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	10,178
Total liabilities		10,178

Members' equity

Members' equity		41,055
Total members' equity		41,055
Total liabilities and members' equity	$	51,233

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Investment banking fees	$	163,170
Interest income		107
Total revenues		163,277
Expenses		
Professional fees		22,900
Administrative expenses		9,158
Other operating expenses		128,962
Total expenses		161,020
Net income (loss)	$	2,257

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Members' Equity
Balance at December 31, 2011	$ 38,798
Members' distributions	-
Members' contributions	-
Net income (loss)	2,257
Balance at December 31, 2012	$ 41,055

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:			
Net income (loss)		$	2,257
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Short term investments, at market value	(32,663)		
Prepaid expense	6		
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	1,328		
Payable to related party	(991)		
Total adjustments			(32,320)
Net cash provided by (used in) operating activities			(30,063)
Net increase (decrease) in cash			(30,063)
Cash at beginning of year			33,253
Cash at end of year		$	3,190

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BIA Capital Strategies LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a securities broker/dealer on June 7, 2004; from the State of Virginia on June 8, 2004; the State of Connecticut on July 30, 2004; and the State of New York on January 5, 2005.

During the year ended December 31, 2012, one client accounted for 75% of the Company's revenue.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including merger and acquisition business, private investment banking, and venture capital services, and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the closing date. Non-refundable retainer income is recognized as received.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its members, has elected to be a Virginia Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 30, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Summary of Significant Accounting Policies (Note 1), the Company has elected to be a Virginia Limited Liability Company. As such, all of the Company's taxable income is passed through and taxed at the individual member level. Therefore, no provision or liability for federal or state taxes is included in the accompanying financial statements.

Note 3: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted Financial Accounting Standards Board ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Note 3: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 :

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments	$ 45,068	$ 45,068	$ -	$ -
Total	$ 45,068	$ 45,068	$ -	$ -

Note 4: SHORT TERM INVESTMENTS, AT MARKET VALUE

The Company holds certificates of deposit which have been classified as short term investments because their maturity dates exceed the criteria for classification as cash or cash equivalents. All certificates held as short term investments have a maturity date of greater than 90 days or less than one year. For the year ended December 31, 2012, the investments held in this account are carried at their fair market value of $45,068. Interest earned on these certificates is included on the Statement of Income as interest income of $107.

Note 5: RELATED PARTY TRANSACTIONS

The members of the Company are also members of BIA DP Management LLC (BIA DP), the management company of two related private equity partnerships, BIA Digital Partners LP and BIA Digital Partners II LP (collectively the LP's). From time to time, the Company may represent a client in which the LP's may invest. The Company is precluded from earning an investment banking fee on capital actually invested by the LP's.

The Company had a contractual agreement with BIA Capital Corp. (BIA Capital). The agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs on a fixed basis and for travel and other expenses on a variable basis. On January 1, 2011, the Company updated its contractual agreement to include reimbursements to BIA DP for the fixed portion of the expenses. Two of the Company's members are stockholders of BIA Capital. For the year ended December 31, 2012, the Company incurred contractually reimbursable costs of $9,158.

During 2012, the Company also paid $10,000 to an affiliate entity as a consulting fee for services performed on one of its engagements. Additionally, the Company paid $118,172 in business development costs to BIA Capital. This amount is on the Statement of Income as a part of other operating expenses.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the FASB) implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification (Codification or ASC) as the source of authoritative accounting principles (GAAP) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs)

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

ASU Number	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (*May 2011*).	After 12/15/11
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011).*	After 12/15/11
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (*September 2011*).	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (*December 2011*).	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (*December 2011*).	After 12/15/11
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (*July 2012*).	After 09/15/12

The Company has either evaluated or is current ly evaluating the im plications, if any; of each of thes e pronouncements and the possible im pact they may have on the Com pany's financial statements. In most cases, management has determined that the pronouncem ent has either limited or no application to the Company and, in all cases, im plementation would not have a material impact on the financial statem ents taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $38,024 which was $33,024 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,178) to net capital was 0.27 to 1, which is less than the 15 to 1 maximum allowed.

BIA Capital Strategies LLC
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to BIA Capital Strategies LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

BIA Capital Strategies LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to BIA Capital Strategies LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BIA Capital Strategies LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BIA Capital Strategies LLC:

In planning and performing our audit of the financial statements of BIA Capital Strategies LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE
WE FOCUS & CARE℠

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2013